EXHIBIT 5

RECONCILIATION OF BORROWINGS

	September	Fiscal Year 2006				September
(€ in millions, unaudited)	2005	Increase		Decrease		2006

CDC senior loans	242.5	—		—		242.5
CDC subordinated loans	718.6	19.8		—		738.4
Credit facility – Phase IA	262.3	2.6		—		264.9
Credit facility – Phase IB	115.9	0.9		—		116.8
Partner advances – Phase IA	304.9	—		—		304.9
Partner advances – Phase IB	92.5	0.1		—		92.6
TWDC loans	152.3	27.6		—		179.9
Capitalized lease obligation	1.0	—		(0.4	)(1)	0.6
Sub-total long term	1,890.0	51.0		(0.4	)(1)	1,940.6
Capitalized lease obligation	0.5	0.4	(1)	(0.2)		0.7
Sub-total short term	0.5	0.4	(1)	(0.2)		0.7
Total borrowings (excl. accrued interest)	1,890.5	51.4		(0.6)		1,941.3

(1) Transfers from long term to short term.